SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 892 Daechi 4-dong, Gangnam-gu, Seoul, Korea, 135-777

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by a check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐             No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-                     .]

POSCO is furnishing under cover of Form 6-K :

EX. 99.1 : An English-language translation of documents with respect to The Result of Ordinary General Meeting of Shareholders

Agenda 1: Approval of the 45th Fiscal Year Financial Statements

•	Total Assets (KRW): 52,320,436 million

•	Total Liabilities (KRW): 13,155,888 million

•	Paid-in Capital (KRW): 482,403 million

•	Total Shareholders’ Equity (KRW): 39,164,548 million

•	Sales (KRW): 35,664,933 million

•	Operating Profit (KRW): 2,789,597 million

•	Net Profit (KRW): 2,499,523 million

•	Net Profit per Share (KRW): 32,359

•	Approval of Dividend Distribution

Details	2012
1 Annual Dividend per Share (KRW)	8,000
- Year-End Dividend (KRW)	6,000
- Interim Dividend (KRW)	2,000
2 Dividend Yield Ratio (%) ( = Annual Dividend per Share /Market Price)	2.3

Agenda 2: Election of Directors

- 2-1: Election of Outside Directors

•	Number of Elected Outside Directors: 2 Directors

•	Elected Outside Directors

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with largest shareholders	Term
Recommended by
Shin, Chae-Chol	August 28, 1947	(Present) None President and Representative Director, LG CNS President and Representative Director, IBM Korea	None	None	2 years
Director Candidate Recommendation Committee

Lee, Myoung-Woo	January 5, 1954	(Present) Professor, HanYang University, Outside Director, YES24(’11.3~’14.3) Vice Chairman, Iriver CEO, SONY Korea	None	None	3 years
Director Candidate Recommendation Committee

- 2-3: Election of Inside Directors

•	Number of Elected Inside Director: 2 Directors

•	Elected Inside Directors

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with largest shareholders	Term
Recommended by
Chang, In-Hwan	January 18, 1955	(Present) Senior Executive Vice President, POSCO President and Representative Director, POSCO P&S Executive Vice President, POSCO	None	None	2 years
Director Candidate Recommendation Committee

Kim, Yeung Gyu	August 25, 1954	(Present) Executive Vice President, POSCO Senior Vice President, POSCO Managing Director, POSCO Power	None	None	2 years
Director Candidate Recommendation Committee

Agenda 3: Approval of Limits of Total Remuneration for Directors

•	The Limit of the Total Remuneration in the 46th fiscal year: KRW 7.0 billion

•	The Limit of the Total Remuneration in the 45th fiscal year: KRW 7.0 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date : March 22, 2013	By	/s/ Shim, Tong-Wook
(Signature)*
* Print the name and title under the signature of the signing officer.		Name: Shim, Tong-Wook
Title: Senior Vice President